                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         NORTHERN BORDER PARTNERS, L.P.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                   664785102
                                   ---------
                                 (CUSIP Number)

                               Peggy B. Menchaca
                                  Enron Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6424
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SUNDANCE ASSETS, L. P.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) /_/
                                                                      (B) /X/

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------

  NUMBER OF      7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER

  OWNED BY                2,710,000 COMMON UNITS OF NORTHERN BORDER PARTNERS,
                          L.P. (CONSISTING OF 2,710,000 SUBORDINATED UNITS
                          THAT MAY BE CONVERTIBLE INTO SUCH COMMON UNITS)
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

 REPORTING                0
                ---------------------------------------------------------------
     PERSON     10        SHARED DISPOSITIVE POWER

      WITH                SAME AS 8 ABOVE
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SAME AS 8 ABOVE
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.2%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF NORTHERN BORDER PARTNERS, L.P. FOR THE QUARTER ENDED SEPTEMBER 30, 1998.

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ENRON CORP.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) /_/
                                                                      (B) /X/

-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        OREGON
-------------------------------------------------------------------------------

  NUMBER OF      7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER

  OWNED BY                3,210,000 COMMON UNITS OF NORTHERN BORDER PARTNERS,
                          L.P. (CONSISTING OF 3,210,000 SUBORDINATED UNITS
                          THAT MAY BE CONVERTIBLE INTO SUCH COMMON UNITS)
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

 REPORTING                0
                ---------------------------------------------------------------
     PERSON     10        SHARED DISPOSITIVE POWER

      WITH                SAME AS 8 ABOVE
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SAME AS 8 ABOVE
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.9%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF NORTHERN BORDER PARTNERS, L.P. FOR THE QUARTER ENDED SEPTEMBER 30, 1998.

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




                           STATEMENT ON SCHEDULE 13D

        The Schedule 13D of Enron Corp., an Oregon corporation ("Enron") dated November 20, 1998 (the "Initial Schedule 13D") is amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item
5. Interest in Securities of the Issuer.

        Effective as of December 23, 1998, an aggregate of 2,710,000 Subordinated Units (the "Subordinated Units") of Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership") which may be converted into Common Units (the "Common Units") of the Partnership as described in the Initial Schedule 13D previously held by Northern Plains Natural Gas Company, a Delaware corporation and a wholly owned subsidiary of Enron ("Northern Plains") were contributed to the capital of Longhorn Assets L.L.C., a Delaware limited liability company ("Longhorn") in consideration of the entire membership interest in Longhorn. Such Subordinated Units were contributed, in turn, by Longhorn indirectly to Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron Corp. ("Enron") and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries, including Longhorn. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance. Northern Plains, as the sole member of Longhorn, may be deemed to be a controlling person of Longhorn. Enron may be deemed to control each of Northern Plains, Longhorn, Ponderosa, EPMH and Sundance.

        This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D) whose principal business is the ownership and management of a diversified portfolio of energy related investments and (ii) Enron. Sundance and Enron are referred to herein as the "Reporting Entities."

        The address of the principal business office of Sundance, Ponderosa, EPMH and Longhorn is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedule II hereto sets forth current information regarding the directors and executive officers of Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedules I and II hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        None of the Reporting Entities, nor to their knowledge Ponderosa, EPMH or Longhorn or any person listed on Schedule I or II hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

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



proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

        The 2,710,000 Subordinated Units were acquired by Sundance as a contribution to its capital upon formation. Such Subordinated Units are being held by Sundance for investment purposes. Sundance intends to review its investment in the Partnership on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Units, subsequent developments affecting the Partnership, the Partnership's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Partnership.

        None of the Reporting Entities directly owns any Common Units. However, Sundance holds 2,710,000 Subordinated Units previously held in the name of Northern Plains which may become convertible into an equal number of Common Units as described in the Initial Schedule 13D. If such Subordinated Units were converted into Common Units, they would represent approximately 9.2% of the outstanding Common Units (based on information contained in the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Northern Plains owns an additional 500,000 Subordinated Units which may become convertible into an equal number of Common Units as described in the Initial
Schedule 13D. Enron may be deemed to beneficially own the Subordinated Units (and the Common Units which may be issued upon conversion thereof) held by both Sundance and Northern Plains. Accordingly, Enron maybe deemed to be the beneficial owner of an aggregate of 3,210,000 Subordinated Units. If such Subordinated Units were converted into Common Units, they would represent approximately 10.9% of the outstanding Common Units (based on information contained in the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Enron disclaims beneficial ownership of any Subordinated Units or Common Units. Sundance disclaims beneficial ownership of any Subordinated Units or Common Units held by Northern Plains.

        Ponderosa, EPMH, Longhorn, Northern Plains and Enron may be deemed to share voting and dispositive power over the Subordinated Units (and the Common Units which may be issuable upon conversion thereof) held by Sundance.

        On December 22, 1998, Northern Plains completed the acquisition of Pan Border Gas Company ("Pan Border") as described in the Initial Schedule 13D. As a result of this transaction, Enron (through Northern Plains and Pan Border) has a combined general partner interest in the Partnership of 1.65%, resulting in an 82.5% voting interest in the Partnership Policy Committee, the governing body of the Partnership, and effectively controls the Partnership. Pan Border has named Stanley C. Horton to succeed George L. Mazanec on the Partnership Policy Committee, and Northern Plains now has the right to name two of the Partnership Policy Committee's three members.


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



        Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge Ponderosa, EPMH, Longhorn or any of the persons named in Schedule I or II hereto, has effected any transactions in the Common Units during the preceding sixty days.

Item 7.        Material to be Filed as Exhibits.

        Exhibit (b)   Joint Filing Agreement.


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




        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999              SUNDANCE ASSETS, L.P.

                                       By:  Ponderosa Assets, L.P.
                                            its general partner

                                       By:  Enron Ponderosa Management
                                            Holdings, Inc. its general partner

                                       By: \s\ Peggy B. Menchaca
                                          -------------------------------------
                                       Name:  Peggy B. Menchaca
                                       Title: Vice President and Secretary


Date:  January 4, 1999              ENRON CORP.

                                       By:  \s\ Peggy B. Menchaca
                                          -------------------------------------
                                       Name:  Peggy B. Menchaca
                                       Title: Vice President and Secretary


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



                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.           U.S.A.       Director

Mark A. Frevert                 U.S.A.       Director

Kenneth D. Rice                 U.S.A.       Director and Chairman, Chief
                                             Executive Officer and Managing
                                             Director

Gene E. Humphrey                U.S.A.       President and Managing Director

Richard B. Buy                  U.S.A.       Managing Director

Andrew S. Fastow                U.S.A.       Managing Director

Mark E. Haedicke                U.S.A.       Managing Director and General
                                             Counsel

Jeffrey McMahon                 U.S.A.       Managing Director, Finance and
                                             Treasurer

Jeremy M. Blachman              U.S.A.       Vice President

William W. Brown                U.S.A.       Vice President

Robert J. Hermann               U.S.A.       Vice President, General Tax Counsel

Michael Kopper                  U.S.A.       Vice President

Peggy B. Menchaca               U.S.A.       Vice President and Secretary

Jordan H. Mintz                 U.S.A.       Vice President, Tax and Tax Counsel

Kristina Mordaunt               U.S.A.       Vice President and General
                                             Counsel, Finance


                                 Page I-1 of 12

                                          SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

Robert A. Belfer                U.S.A.       Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                   Chief Executive Officer,
New York, NY 10153                           Belco Oil & Gas Corp.

Norman P. Blake, Jr.            U.S.A.       Director;  Chairman, United States
USF&G Corporation                            Fidelity and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                  U.S.A.       Director; Chairman of Hang Lung
Hang Lung Development                        Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                  U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                      U.S.A.       Director; Retired Senior Partner,
404 Highridge Dr.                            Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                  U.S.A.       Director; Former Chairman, U.S.
P. O. Box 39134                              Commodity Futures Trading
Washington, D.C. 20016                       Commission

Ken L. Harrison                 U.S.A.       Director; Vice Chairman of Enron
121 S. W. Salmon Street                      Corp. and Chairman and Chief
Portland, OR 97204                           Executive Officer of Portland
                                             General Electric Company

Robert K. Jaedicke              U.S.A.       Director; Professor (Emeritus),
Graduate School of Business                  Graduate School of Business
Stanford University                          Stanford University
Stanford, CA 94305



                                Page II-1 of 12

Charles A. LeMaistre            U.S.A.       Director; President (Emeritus),
13104 Travis View Loop                       University of Texas M. D. Anderson
Austin, TX 78732                             Cancer Center

Jerome J. Meyer                 U.S.A.       Director; Chairman and Chief
26600 S. W. Parkway                          Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                U.S.A.       Director; Senior Advisor to the
John A. Urquhart Assoc.                      Chairman of Enron Corp.; President,
111 Beach Road                               John A. Urquhart Associates
Fairfield, CT 06430

John Wakeham                     U.K.        Director; Former U.K. Secretary of
Pingleston House                             State for Energy and Leader of the
Old Alresford                                Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                U.S.A.       Director; Chairman, Walker &
Walker & Walker, LLC                         Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.         U.S.A.       Director; President, Winokur &
Winokur & Associates, Inc.                   Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830



Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                  U.S.A.       Director; Chairman and Chief
                                             Executive Officer

J. Clifford Baxter              U.S.A.       Senior Vice President, Corporate
                                             Development

Richard B. Buy                  U.S.A.       Senior Vice President and Chief
                                             Risk Officer



                                Page II-2 of 12

Richard A. Causey               U.S.A.       Senior Vice President, Chief
                                             Accounting, Information and
                                             Administrative Officer

James V. Derrick, Jr.           U.S.A.       Senior Vice President and General
                                             Counsel

Andrew S. Fastow                U.S.A.       Senior Vice President and Chief
                                             Financial Officer

Mark A. Frevert                 U.S.A.       President and Chief Executive
                                             Officer, Enron Europe, Ltd.

Stanley C. Horton               U.S.A.       Chairman and Chief Executive
                                             Officer, Enron Gas Pipeline Group

Rebecca P. Mark                 U.S.A.       Vice Chairman; Chairman, Enron
                                             International, Inc.

Lou L. Pai                      U.S.A.       Chairman, President and Chief
                                             Executive Officer, Enron Energy
                                             Services, Inc.

Kenneth D. Rice                 U.S.A.       Chairman and Chief Executive
                                             Officer, Enron Capital & Trade
                                             Resources Corp. - North America

Jeffrey K. Skilling             U.S.A.       Director; President and Chief
                                             Operating Officer, Enron Corp.

Joseph W. Sutton                U.S.A.       President and Chief Executive
                                             Officer, Enron International, Inc.


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